Item 77D: At the December 2003 Board meeting, the Board of Directors approved Scudder Cash Management Qualified Purchaser (QP) Trust as a cash sweep vehicle. This allows the Scudder Flag Investors
Communications Fund to sweep uninvested cash into the QP Trust.